# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco High Income 2024 Target Term Fund, CIK 0001698508
CUSIP: 46136K105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1555 Peachtree Street NE, Atlanta, Georgia (GA), 30309
Date of event which requires filing of this statement: 12/04/2024
Amends the filing with accession number 0001142031-24-000021
Filed by CIK 0001142031

## Reporting persons
- Private Management Group, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Invesco High Income 2024 Target Term Fund
Address of issuer's principal executive offices: 1555 Peachtree Street NE, Atlanta, GA 30309

## Item 2. Person Filing
Name of person filing: Private Management Group, Inc.
Address of principal business office or, if none, residence: 15635 Alton Parkway, Suite 400, Irvine, CA 92618, United States
Citizenship: The State of California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)
Type of institution (non-U.S. institution) or other detail: 0

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

## Signatures
- Private Management Group, Inc.: /s/ Robert T. Summers, CFA, Co-President (01/31/2025)